SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to key financial and performance indicators for the first three quarters of 2016, dated October 28, 2016	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

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•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 31, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST

THREE QUARTERS OF 2016

The unaudited financial data of the Group for the first three quarters of 2016

-       Operating revenues were RMB263,816 million, representing an increase of 7.1% over the same period of last year

-       Service revenues were RMB233,494 million, representing an increase of 5.6% over the same period of last year

-       EBITDA was RMB76,033 million, representing a decline of 0.6% over the same period of last year

-       Profit attributable to equity holders of the Company was RMB17,543 million, representing an increase of 7.2% over the same period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2016.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2016 to 30 September 2016	For the period from 1 January 2015 to 30 September 2015	Increase / (Decrease)
	(RMB million)	(RMB million)

Operating revenues	263,816	246,317	7.1%

of which: Service revenues (Note 1)	233,494	221,067	5.6%

Operating expenses
Depreciation and amortisation	(50,335)	(50,825)	(1.0%)
Network operations and support	(66,774)	(55,841)	19.6%
Selling, general and administrative	(39,426)	(38,081)	3.5%
Personnel expenses	(44,350)	(42,144)	5.2%
Other operating expenses	(37,233)	(33,738)	10.4%

Total operating expenses	(238,118)	(220,629)	7.9%

Operating profit	25,698	25,688	0.0%

Net finance costs	(2,595)	(3,178)	(18.3%)
Investment income and share of profits / (losses) of associates	236	(833)	N/A

Profit before taxation	23,339	21,677	7.7%
Income tax	(5,727)	(5,270)	8.7%

Profit for the first three quarters	17,612	16,407	7.3%

Profit attributable to:
Equity holders of the Company	17,543	16,361	7.2%
Non-controlling interests	69	46	50.0%

	As at 30 September 2016	As at 31 December 2015
	(RMB million)	(RMB million)

Total Assets	647,477	629,561	2.8%

Total Liabilities	(331,583)	(324,810)	2.1%

Total Equity	315,894	304,751	3.7%

Note 1:	Service revenues were calculated based on operating revenues minus sales of mobile terminals (first three quarters of 2016: RMB26,151 million; first three quarters of 2015: RMB21,823 million) , sales of wireline equipment and other non-service revenues (first three quarters of 2016: total RMB4,171 million; first three quarters of 2015: total RMB3,427 million).

Business Data

		As at 30 September 2016/ For the period from 1 January 2016 to 30 September 2016	As at 30 September 2015/ For the period from 1 January 2015 to 30 September 2015

	Mobile Subscribers (Million)	212.49	194.34
	of which 4G Terminal Users (Million)	107.49	43.73
	Net Add of Mobile Subscribers (Million)	14.59	8.72
	of which Net Add of 4G Terminal Users (Million)	49.03	36.65
	Handset Data Traffic (kTB)[1]	833.4	366.4
	Mobile Voice Usage (Billion Minutes)	534.0	496.8
	Wireline Broadband Subscribers (Million)	120.72	111.09
	of which Fibre-to-the-Home (FTTH) subscribers (Million)	97.68	61.92
	Net Add of Wireline Broadband Subscribers (Million)	7.66	4.14
	of which Net Add of FTTH subscribers (Million)	26.69	19.31
	Access Lines in Service (Million)	129.29	136.89
including:	Household (Million)	80.24	85.84
	Government & Enterprise (Million)	40.65	40.97
	Public Telephone (Million)	8.40	10.08
	Net Decrease of Access Lines in Service (Million)	(5.03)	(6.67)
	Wireline Local Voice Usage (Billion Pulses)	71.5	84.4
	Wireline Long Distance Usage (Billion Minutes)	16.1	20.2

For the first three quarters of 2016, the Group increased efforts in “New Convergence” development and continued to promote the users to upgrade from 3G to 4G as well as deepened the data traffic operation, achieving rapid growth in 4G users and mobile service revenues. The number of mobile subscribers of the Group reached approximately 212 million, representing a net addition of 14.59 million; of which the number of 4G terminal users reached 107 million, representing a net addition of 49.03 million. Meanwhile, the handset data traffic reached 833kTB, representing an increase of 127% over the same period of last year. The monthly average data traffic per 4G user achieved rapid growth and reached 920MB. The average mobile service revenue per user per month (ARPU) in the first three quarters of 2016 remained steady with slight increase as compared to that for the full year of last year. The Group continued to strengthen the business development of wireline broadband especially the FTTH so as to promote the healthy growth in the revenues from wireline services. The wireline broadband subscribers reached 121 million, representing a net addition of 7.66 million; of which FTTH subscribers reached 97.68 million, representing a net addition of 26.69 million, accounting for approximately 81% of wireline broadband subscribers. The overall wireline data services continued its healthy growth momentum. The number of access lines in service of the Group declined by 5.03 million in the first three quarters.

[1]	Handset data traffic represents the data traffic generated from 3G and 4G handset internet access.

For the first three quarters of 2016, the Group had excellent performance in its overall results and showed robust growth momentum. The operating revenues of the Group were RMB263,816 million, representing an increase of 7.1% over the same period of last year; of which the service revenues were RMB233,494 million, representing an increase of 5.6% over the same period of last year. The operating expenses of the Group increased by 7.9% over the same period of last year as the network operations and support expenses for the first three quarters of 2016 increased by 19.6% over the same period of last year, which is because the Group is required to pay tower assets lease fee to China Tower Corporation Limited (“China Tower”) following the disposal of certain telecommunications towers and related assets by the Company to China Tower in last year. The network operations and support expenses other than the tower assets lease fee were effectively controlled. The Group continued to strictly control the marketing expenses and optimised the sales models to enhance the efficiency of resources utilisation and promote the scale development of mobile business. The selling, general and administrative expenses of the Group for the first three quarters of 2016 increased by 3.5% over the same period of last year. The personnel expenses for the first three quarters of 2016 increased by 5.2% over the same period of last year. Meanwhile, as a result of the corresponding increase in the costs of mobile terminals sold in line with the increase in sales of mobile terminals during the period, other operating expenses increased by 10.4% over the same period of last year. During the period, the finance costs decreased by 18.3% over the same period of last year mainly due to the decrease in the interest rates on the outstanding amount of the deferred payment of the mobile network acquisition by the Group. The profit attributable to equity holders of the Company was RMB17,543 million, representing an increase of 7.2% over the same period of last year. EBITDA was RMB76,033 million, representing a decrease of 0.6% over the same period of last year. EBITDA margin (EBITDA divided by service revenues) was 32.6%.

Currently, the implementation of the national strategy of “Cyberpower” coupled with the promotion of supply-side structural reform will foster an advanced level equilibrium of supply and demand. This positive policy environment creates favourable conditions for the sustainable and healthy development of the industry. The Group will proactively respond to the increasingly intensified market competition and changes in external environment. Oriented by market share dominance, the Group will expedite the scale development of two fundamental businesses, effectively collaborate on the operations of five major emerging areas while also endeavouring to enhance the six key capabilities in order to accelerate the transformation of our resource edges and capabilities into competitive strengths. By seizing new development opportunities for transformation and upgrades, the Group will focus and link through the main theme of intelligence and will promote the reconstitution of network, business, operations and management based on the three main directions namely network intelligentisation, service ecologicalisation and operation intellectualisation. Integrated intelligent information services featuring connection on demand, automatic response, realistic virtual experience and high price-to-performance ratio will be provided to customers. With reform and innovation as the driving force, the Group will promote the development strategy with talent development as the priority, optimise the market-oriented incentive mechanism, bolster vitality and improve efficiency in order to lay down a solid foundation for accelerated transformation and upgrades. At the same time, the Group will accelerate the implementation of the new strategy on transformation and upgrades. The Group will strive to become a leading integrated intelligent information services operator, facilitate the accomplishment of “Cyberpower” and also serve society and the general public as a whole, while continuously creating new value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited Yang Jie
Chairman and Chief Executive Officer

Beijing, China, 28 October 2016

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer); Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).